                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)/1/

                                  US LEC Corp.
               ---------------------------------------------------

                      Class A Common Stock, $.01 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   90331S 10 9
               ---------------------------------------------------
                                 (CUSIP Number)

                         Ann Marie Viglione, Controller
                              111 Huntington Avenue
                           Boston, Massachusetts 02199
                                 (617) 516-2000
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2001
               ---------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]



     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)









__________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to allother provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------

CUSIP No. 90331S 10 9                 13D                    Page 2 of 13 Pages

---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Bain Capital Fund VI, L.P.
              EIN No.: 04-3405560

--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   [_]

                                                                    (b)   [_]
--------------------------------------------------------------------------------

3.        SEC USE ONLY

--------------------------------------------------------------------------------

4.        SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
          PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
        NUMBER OF                    3,122,617 shares of Class A Common Stock
         SHARES                      held as of August 6 , 2001
      BENEFICIALLY                   3,374,876 shares of Class A Common Stock
        OWNED BY                     held as of February 25, 2002
                           -----------------------------------------------------
          EACH
        REPORTING          8.      SHARED VOTING POWER
         PERSON                    0
          WITH             -----------------------------------------------------

                           9.      SOLE DISPOSITIVE POWER
                                     3,122,617 shares of Class A Common Stock
                                     held as of August 6, 2001 3,374,876 shares
                                     of Class A Common Stock held as of February
                                     25, 2002
                           -----------------------------------------------------

                           10.     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,122,617 shares of Class A Common Stock held as of August 6, 2001 3,374,876 shares of Class A Common Stock held as of February 25, 2002
--------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.70 % as of August 6, 2001
          11.46 % as of February 25, 2002
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                      PN
--------------------------------------------------------------------------------

                               Page 2 of 13 pages

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 20, 2001 with respect to the Class A Common Stock of US LEC Corp. (the "Company"). Except as specifically amended by this Schedule 13D/A, the original Schedule 13D remains in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2.    Identity and Background.

         (a) This Statement is being filed by Bain Capital Fund VI, L.P., a Delaware limited partnership (either "Fund VI" or the "Reporting Person") in its
                                      -------          ----------------
capacity as Administrative Member of Bain Capital CLEC Investors, L.L.C., a Delaware limited liability company ("CLEC Investors").
                                     --------------

         Other Members of CLEC Investors affiliated with Fund VI who may be deemed to be beneficial owners of the securities covered by this Statement include the following: (1) Bain Capital VI Coinvestment Fund, L.P., a Delaware limited partnership ("Coinvestment Fund"), (2) BCIP Associates II, a Delaware
                      -----------------
general partnership ("BCIP II"), (3) BCIP Associates II-B, a Delaware general
                      -------
partnership ("BCIP II-B"), (4) BCIP Associates II-C, a Delaware general
              ---------
partnership ("BCIP II-C"), (5) BCIP Trust Associates II, a Delaware general
              ---------
partnership ("BCIP Trust II"), (6) BCIP Trust Associates II-B, a Delaware
              -------------
general partnership ("BCIP Trust II-B" and together with BCIP II, BCIP II-B,
                      ---------------
BCIP II-C, and BCIP Trust II, the "BCIP Entities"), (7) Brookside Capital
                                   -------------
Partners Fund, L.P., a Delaware limited partnership ("Brookside"), (8) Sankaty
                                                      ---------
High Yield Asset Partners, L.P., a Delaware limited partnership ("Sankaty"), (9)
                                                                  -------
Sankaty High Yield Partners II, L.P., a Delaware limited partnership ("Sankaty
                                                                       -------
II") and (10) PEP Investments PTY Ltd., an Australian company limited by shares
--
organized under the laws of New South Wales ("PEP" and together with Fund VI
                                              ---
Coinvestment Fund, the BCIP Entities, Brookside, Sankaty, Sankaty II, the "CLEC
                                                                           ----
Members").
-------

         Bain Capital Partners VI, L.P., a Delaware limited partnership ("Bain
                                                                          ----
Partners VI") is the sole general partner of each of Fund VI and Coinvestment
-----------
Fund. Bain Capital Investors, LLC, a Delaware limited liability company ("Bain
                                                                          ----
Investors") is the sole general partner of Bain Partners VI and is the sole
---------
managing partner of each of the BCIP Entities.

          Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside. Brookside
  -------------------
Capital Management, LLC, a Delaware limited liability company ("Brookside
                                                                ---------
Management"), is the sole general partner of Brookside Investors. Mr. Roy Edgar
----------
Brakeman, III is the sole managing member of Brookside Management and thus is the controlling person of Brookside Management.

         Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty LLC") is the sole general partner of Sankaty. Sankaty
          -----------
Investors, LLC, a Delaware limited liability company ("Sankaty Investors") is
                                                       -----------------
the sole managing member of Sankaty LLC. Mr. Jonathan S. Lavine is the sole managing member of Sankaty Investors and is thus the controlling person of Sankaty Investors.

         Sankaty High Yield Asset Investors II, LLC, a Delaware limited liability company ("Sankaty II LLC") is the sole general partner of Sankaty II.
                    --------------
Sankaty Investors II, LLC, a Delaware limited liability company ("Sankaty
                                                                  -------
Investors II") is the sole managing member of
------------

                               Page 3 of 13 pages

Sankaty II LLC. Mr. Lavine is the sole managing member of Sankaty Investors and is thus the controlling person of Sankaty Investors II.

          By an Irrevocable Power of Attorney dated May 25, 2001, which is attached as Exhibit 4 hereto, PEP has appointed Bain Investors and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

          (b) The principal business address of each of the Reporting Person, the CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Mr. Brakeman and Mr. Lavine is 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

          (c) The principal business of each of Fund VI and Coinvestment Fund is that of an investment limited partnership. The principal business of Bain Partners VI is that of general partner of Fund VI and Coinvestment Fund.

          The principal business of the BCIP Entities is that of investment general partnerships.

          The principal business of Bain Investors is that of general partner of Bain Partners VI and certain other entities, and ultimate general partner of each of Fund VI and Coinvestment Fund, and that of a managing partner of each of the BCIP Entities.

          The principal business of Brookside is that of an investment limited partnership. The principal business of Brookside Investors is that of general partner of Brookside. The principal business of Brookside Management is that of general partner of Brookside Investors and ultimate general partner of Brookside. The principal occupation of Mr. Brakeman is that of a Managing Director of Brookside Capital, LLC.

          The principal business of Sankaty is that of an investment limited partnership. The principal business of Sankaty LLC is that of general partner of Sankaty. The principal business of Sankaty Investors is that of managing member of Sankaty LLC and ultimate general partner Sankaty. The principal occupation of Mr. Lavine is that of a Managing Director of Sankaty Advisors, LLC.

          The principal business of Sankaty II is that of an investment limited partnership. The principal business of Sankaty II LLC is that of general partner of Sankaty II. The principal business of Sankaty Investors II is that of managing member of Sankaty II LLC and ultimate general partner of Sankaty II.

          The principal business of PEP is that of an Australian investment company limited by shares.

          (d) None of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC,

                               Page 4 of 13 pages

          Sankaty Investors II, Mr. Brakeman or Mr. Lavine has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Brookside Investors, Brookside Management, Mr. Brakeman or Mr. Lavine has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II is organized under the laws of the State of Delaware. Mr. Brakeman and Mr. Lavine are each a citizen of the United States.

          PEP is organized under the laws of the New South Wales Australia.

Item 3.    Source and Amount of Funds or Other Consideration.

          CLEC Investors is a party to a Stock Purchase Agreement (the "Agreement"), dated as of April 11, 2000, previously filed with the Commission,
 ---------
via EDGAR, by and among the Company and the Persons listed on Schedule 1 attached thereto. As of the date of the Agreement, CLEC Investors purchased 100,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock")
                                                             ---------------
using the working capital of its Members. As of August 6, 2001, CLEC Investors had received an additional 7,728 shares of Preferred Stock through paid in kind dividends which accrued on a quarterly basis for a total amount of 107,728 shares of Preferred Stock. As of February 25, 2002, CLEC Investors has received an additional 3,256 shares of Preferred Stock through paid in kind dividends which accrued on a quarterly basis for a total amount of 110,984 shares of Preferred Stock.

          The 107,728 shares of Preferred Stock held as of August 6, 2001 were convertible into 3,122,617 shares of Class A Common Stock (the "Class A Common
                                                                --------------
Stock" or "Common Stock") based on a purchase price of $1,000.00 and a
-----      ------------
conversion price of $34.4994. The 110,984 shares of Preferred Stock held as of February 25, 2002 are presently convertible into 3,374,876 shares of Common Stock based on a purchase price of $1,000.00 and a conversion price of $32.8855. The Reporting Person did not borrow any funds to effectuate the transaction whereby the Reporting Person received securities which are the subject of this filing on Schedule 13D/A and plans to use the working capital of its Members at such time as it converts its shares of Preferred Stock to Common Stock.

Item 5.    Interest in Securities of the Company.

          (a) and (b) The Reporting Person, by virtue of its role as Administrative Member of CLEC Investors, may be deemed to own all 110,984 shares of Series A Preferred Stock ("Preferred Stock") held by CLEC Investors (107,728
                              ---------------
shares as of August 6, 2001), which is

                               Page 5 of 13 pages
convertible into 3,374,876 shares or 11.46% (3,122,617 shares or 10.70% as of August 6, 2001) of the Company's outstanding Class A Common Stock ("Common
                                                                    ------
Stock") based on 26,063,258 shares outstanding (26,063,259 shares as of August
-----
6, 2001) as stated in the Company's quarterly report on Form 10-Q for the quarter ending September 30, 2001, filed with the Commission on November 14, 2001. The Reporting Person disclaims beneficial ownership of all but the 47,333 shares of Preferred Stock convertible into 1,439,321 shares or 5.23% of the Company's outstanding Common Stock (45,944 shares of Preferred Stock convertible into 1,331,737 shares or 4.86% of Common Stock as of August 6, 2001) in which it holds a pecuniary interest. The other CLEC Members may be deemed to beneficially own Common Stock of the Company based on their pro-rata share of membership interests in CLEC Investors.

          Each of Fund VI and Coinvestment Fund act by and through its sole general partner, Bain Partners VI. Bain Partners VI acts by and through its sole general partner, Bain Investors. Each of the BCIP Entities acts by and through its managing partner, Bain Investors. PEP acts by and through Bain Investors, by power-of-attorney.

          The Coinvestment Fund, by virtue of its membership in CLEC Investors, may be deemed to hold 52,520 shares of Preferred Stock convertible into 1,597,066 shares of Common Stock, representing 5.77% of Common Stock of the Company (50,979 shares of Preferred Stock convertible into 1,477,691 shares or 5.37% of Common Stock as of August 6, 2001).

          Bain Partners VI, as the sole general partner of Fund VI and the Coinvestment Fund, may be deemed to share voting and dispositive power with respect to at least 3,036,387 shares of Common Stock, representing 10.43% of the Company's Common Stock (2,809,428 shares or 9.73% of Common Stock as of August 6, 2001), and as many as 3,374,876 shares of Common Stock representing 11.46% of the Company's Common Stock (3,122,617 shares or 10.70% of Common Stock as of August 6, 2001). The filing of this statement by Bain Partners VI shall not be construed as an admission that Bain Partners VI is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI and the Coinvestment Fund.

          The BCIP Entities, by virtue of their membership in CLEC Investors, may be deemed to beneficially own 4,345 shares of Preferred Stock, convertible into 132,126 shares or 0.50% of the Company's Common Stock (4,218 shares of Preferred Stock convertible into 122,250 shares or 0.47% of Common Stock as of August 6, 2001). BCIP II may be deemed to beneficially own 2,881 shares of Preferred Stock convertible into 87,598 shares of Common Stock, or 0.33% of Common Stock of the Company (2,796 shares of Preferred Stock convertible into 81,051 shares or 0.31% of Common Stock as of August 6, 2001). BCIP Trust II may be deemed to beneficially own 348 shares of Preferred Stock convertible into 10,597 shares of Common Stock, or 0.04% of Common Stock of the Company (338 shares of Preferred Stock convertible into 9,805 shares or 0.04% of Common Stock as of August 6, 2001). BCIP II-B may be deemed to beneficially own 468 shares of Preferred Stock convertible into 14,235 shares of Common Stock, or 0.05% of Common Stock of the Company (454 shares of Preferred Stock convertible into 13,171 shares or 0.05% of Common Stock as of August 6, 2001). BCIP Trust II-B may be deemed to beneficially own 173 shares of Preferred Stock convertible into 5,251 shares of Common Stock, or 0.02% of Common Stock of the Company (168 shares of Preferred Stock convertible into 4,859 shares or 0.02% of Common Stock as of August 6, 2001). BCIP II-C may be deemed to beneficially own

                               Page 6 of 13 pages

475 shares of Preferred Stock convertible into 14,444 shares of Common Stock, or 0.06% of Common Stock of the Company (461 shares of Preferred Stock convertible into 13,365 shares or 0.05% of Common Stock as of August 6, 2001).

          PEP, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 158 shares of Preferred Stock convertible into 4,799 shares of Common Stock or 0.02% of the Company's Common Stock (153 shares of Preferred Stock convertible into 4,440 shares or 0.02% of Common Stock as of August 6,
2001).

          Bain Investors, as the sole general partner of Bain Partners VI, as the managing partner of the BCIP Entities and as Attorney-in-Fact for PEP, may be deemed to share voting and dispositive power with respect to at least 3,173,312 shares of Common Stock representing 10.85% of the Company's Common Stock (2,936,118 shares or 10.12% of the Common Stock as of August 6, 2001) and as many as 3,374,876 shares of Common Stock representing 11.46% of the Company's Common Stock (3,122,617 shares or 10.70% of Common Stock as of August 6, 2001), which may be deemed to be held by Fund VI, Coinvestment Fund, the BCIP Entities and PEP by virtue of their membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Bain Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI, the Coinvestment Fund, the BCIP Entities and PEP.

          Brookside, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 3,865 shares of Preferred Stock convertible into 117,530 shares or 0.45% of the Company's Common Stock (3,752 shares of Preferred Stock convertible into 108,745 shares or 0.42% of Common Stock as of August 6,
2001). Brookside acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Brookside Management acts by and through its sole managing member, Mr. Brakeman. Mr. Brakeman, as the sole managing member of Brookside Management, Brookside Management, as the sole general partner of Brookside Investors, and Brookside Investors, as the general partner of Brookside, may be deemed to share voting and dispositive power with respect to 117,530 shares of Common Stock representing 0.45% of the Company's Common Stock, which may be deemed to be held by Brookside by virtue of its membership in CLEC Investors (108,745 shares or 0.42% of Common Stock as of August 6, 2001). The filing of this statement shall not be construed as an admission that Brookside Investors, Brookside Management and Mr. Brakeman are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Brookside.

          Sankaty, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 552 shares of Preferred Stock convertible into 16,790 shares or 0.06% of the Company's Common Stock (536 shares of Preferred Stock convertible into 15,535 shares or 0.06% of Common Stock as of August 6, 2001). Sankaty acts by and through its general partner, Sankaty LLC. Sankaty LLC acts by and through its managing member, Sankaty Investors. Sankaty Investors acts by and through its sole managing member, Mr. Lavine. Mr. Lavine, as sole managing member of Sankaty Investors, Sankaty Investors, as the sole managing member of Sankaty LLC, and Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 16,790 shares of Common Stock representing

                               Page 7 of 13 pages

0.06% of the Company's Common Stock, which may be deemed to be held by Sankaty by virtue of its membership in CLEC Investors (15,535 shares or 0.06% of Common Stock as of August 6, 2001). The filing of this statement shall not be construed as an admission that Sankaty LLC, Sankaty Investors and Mr. Lavine are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Sankaty.

          Sankaty II, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 1,656 shares of Preferred Stock convertible into 50,370 shares or 0.19% of the Company's Common Stock (1,608 shares of Preferred Stock convertible into 46,605 shares or 0.18% of Common Stock as of August 6,
2001). Sankaty II acts by and through its general partner, Sankaty II LLC. Sankaty II LLC acts by and through its managing member, Sankaty Investors II. Sankaty Investors II acts by and through its sole managing member, Mr. Lavine. Mr. Lavine, as sole managing member of Sankaty Investors II, Sankaty Investors II, as sole managing member of Sankaty II LLC, and Sankaty II LLC, as the sole general partner of Sankaty II, may be deemed to share voting and dispositive power with respect to 50,370 shares of Common Stock representing 0.19% of the Company's Common Stock, which may be deemed to be held by Sankaty II by virtue of its membership in CLEC Investors (46,605 shares or 0.18% of Common Stock as of August 6, 2001). The filing of this statement shall not be construed as an admission that Sankaty II LLC, Sankaty Investors II and Mr. Lavine are, for purposes of Section 13(d) of the Exchange Ave, the beneficial owners of such shares.

          (c) On August 6, 2001, Richard T. Aab, the Company's Chairman, and Tansukh V. Ganatra, the Company's Vice Chairman, converted 14,059,500 shares of Class B Common Stock into the same number of shares of Class A Common Stock . As a result, the number of issued and outstanding shares of Class A Common Stock more than doubled, to approximately 26,063,000 shares. As a result of that increase, the percentage of outstanding Common Stock represented by the 107,728 shares of Preferred Stock held by CLEC Investors as of August 6, 2001, which was convertible into 3,122,617 shares of Common Stock, decreased from approximately 20.64% to approximately 10.70%.

Item 7.    Material to be Filed as Exhibits.

  1. Irrevocable Power of Attorney, dated May 25, 2001, which is attached as
Exhibit 4 hereto.

                               Page 8 of 13 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 28, 2002


                         BAIN CAPITAL FUND VI, L.P.
                         By: Bain Capital Partners VI, L.P., its general partner
                            By: Bain Capital Investors, LLC, its general partner


                            By /s/ Michael Krupka
                               ---------------------------------------
                               Michael Krupka
                               Managing Director

                               Page 9 of 13 pages